newfundhf8.txt

77i  This is Putnam Multi-Cap Core Fund's first NSAR.
The fund has class A,B,C,M,R and Y shares and is part of Putnam Funds Trust.
It became effective on 9/24/10 under Putnam Funds
Trust PEA 91.